Mail Stop 4561

October 7, 2009

Mr. Regis Kwong
Chief Executive Officer
Jingwei International Limited
Unit 701-702, Building 14
Software Park, KejieYuan Second Road
Nanshan District
Shenzhen PRC 518057

> **Re:** **Jingwei International Limited**
> **Form 10-K For the Year Ended December 31, 2008**
> **Form 10-K/A For the Year Ended December 31, 2008**
> **Forms 8-K Filed on February 6, 2009 and February 17, 2009**
> **File No. 000-51725**

Dear Mr. Kwong:

We have reviewed your response letter dated September 16, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 1, 2009.

Form 10-K/A (Amendment No. 2) For the Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Revenue recognition

1.   We note from your response to prior comment 1 that "the cost of such warranty service is insignificant relative to the costs of the total cont[r]act." Tell us how you are able to identify cost incurred for both warranty and maintenance cost. Explain in reasonable detail how you determined that such cost is insignificant.

That is, explain why you determined that such cost is insignificant by comparing to the total contract value only. Explain why you did not consider the cost incurred without consideration of the total contract value. Further, we note that in prior comment 2 you indicate that the renewal rate for warranty services would be 10%. Tell us how you evaluated 10% renewal rate in assessing whether the warranty service is insignificant obligation as 10% appears to be more than insignificant.

2. We note from your response to prior comment 2 that "the initial first year warranty service refers to the support [you] provide to [y]our customers to help them solve simple problems encountered while they are operating the software." Tell us why you believe that these services are fulfilling obligations under the warranty instead of maintenance/PCS. Explain why "in real practice" these services are different and why the services outlined are not all considered maintenance/PCS. We note that you state that your warranty liability or your "contingent liability" would be immaterial under FAS 5. This warranty liability evaluation under FAS 5 is generally considered to represent your warranty service.

3. We note that you state that your warranty obligation under FAS 5 would be immaterial. Please revise your disclosure to clearly indicate how you are accounting for your warranty obligation and your conclusion that such liability is immaterial. See paragraph 14 of FIN 45.

4. Your response to prior comment 4 states that "top Chinese Telecom carriers often defer payments to all their customers" and that "this is a common practice in mainland China." Explain whether this "common practice" results in historical evidence of most payments being received seasonally, or according to some other identifiable schedule, or whether these customers release payments based on their own, internal schedules, without regard to vendor requirements. In addition, explain in reasonable detail why the payment process is extremely complicated. Explain what is complicating this process and indicate how you evaluate this complication in determining that there is no uncertainty in receiving payment.

5. With regard to the statement in your response to prior comment 5 that after extending payment terms for China Unicom Jiangsu Branch, a customer that seems to have the ability to pay within terms of the original agreements but chooses not to, you "successfully received the payment without any concessions," please tell us how you define "concessions." In this regard, TPA 5100.56 includes within its definition of "concessions" the extension of payment due dates, except when the extension is due to credit problems of the customer. Since you appear to be extending payment terms to customers for reasons other than an inability to pay, please tell us how you determined that extending payment terms beyond those contained in the arrangement does not represent a concession.

6.   Considering that you routinely extend payment terms beyond the requirements of your original customer arrangements, and given the definition of "concessions" contemplated in TPA 5100.56 and discussed above, tell us how you have considered the impact on your assessment of collectability for revenue recognition purposes. That is, paragraph 14 of SOP 97-2 states that in order for revenue related to an arrangement to be considered not subject to concession, management must intend <u>not</u> to provide concessions that are not requirement under the provisions of the arrangement. If you are unable to enforce the payment terms set forth in your arrangements and routinely extend them, please tell us how you are able to overcome the presumption that you have not intent to extend payment terms given your historical pattern of doing so.

7.   As part of prior comment 5 we asked that you provide detailed analysis supporting your history of successfully collecting your accounts receivable without making concessions. In your response, you describe a single instance where you extended payment terms to a customer who failed to make payment within "the time as expected" and that you subsequently received payment "without any concessions." Please tell us whether this payment, and all other payments received after extended payment terms have been granted, was received for the full amount invoiced. Please describe your historical experience with regard to collecting your accounts receivable in full without reductions, credits or discounts from your fees as set forth in your customer agreements.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief